SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)(1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No.__)(1)

                           SANTA FE GAMING CORPORATION
                                (Name of Issuer)

                    EXCHANGEABLE REDEEMABLE PREFERRED STOCK,
                          $2.14 LIQUIDATION PREFERENCE
                         (Title of Class of Securities)

                                    801904202
                                 (CUSIP Number)

                                          Copy to:
Mr. David H. Lesser                       Michael Connolly, Esq.
Hudson Bay Partners, L.P.                 Morrison Cohen Singer & Weinstein, LLP
237 Park Avenue, Suite 900                750 Lexington Avenue
New York, New York 10017                  New York, New York 10022
Telephone (212) 692-3622                  Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             - Page 1 of 10 Pages -

                                                          - Page 2 of 10 Pages -

CUSIP
No.   801904202                        13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Hudson Bay Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     WC, PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          1,984,100**                                     22.4%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,984,100**                                      22.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,984,100**                                      22.4%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,984,100**                                      22.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,984,100

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                    22.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
** Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 1,984,100 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

                                                          - Page 3 of 10 Pages -

CUSIP
No.   801904202                        13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       David H. Lesser IRA - Rollover IRA
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          32,000                                           0.4%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,984,100**                                      22.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         32,000                                            0.4%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,984,100**                                      22.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,016,100**

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                    22.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
** Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 1,984,100 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

                                                          - Page 4 of 10 Pages -

ITEM 1. Security and Issuer.

     This Schedule 13D (this "Schedule") relates to exchangeable redeemable preferred stock, $2.14 liquidation preference ("Shares"), of Santa Fe Gaming Corporation, a Nevada corporation (the "Issuer").(2) The principal executive office of the Issuer is located at 4949 North Rancho Drive, Las Vegas, Nevada 89130.

ITEM 2. Identity and Background.

     (a)-(c) The persons filing this statement are Hudson Bay Partners, L.P., a Delaware limited partnership ("Hudson Bay") of which Hudson Bay Partners, Inc., a New York corporation, is the general partner (the "General Partner"), and David H. Lesser, as beneficiary of the David H. Lesser IRA - Rollover IRA (each, a "Filing Person" and collectively, the "Filing Persons"). The principal executive offices of Hudson Bay and the General Partner and the principal business address of Mr. Lesser are located at 237 Park Avenue, Suite 900, New York, New York 10017. Hudson Bay's principal business is investments. The General Partner's principal business is acting as general partner of Hudson Bay. Mr. Lesser is the sole director and executive officer of the General Partner; Mr. Lesser's current principal occupation is to serve as President of the General Partner.

     (d)-(e)  During  the last five  years,  neither  Hudson  Bay,  the  General
Partner, nor Mr. Lesser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

     Hudson Bay used funds from its working capital and margin borrowings for the acquisition of the Shares. Personal funds of Mr. Lesser were used by the David H. Lesser IRA Rollover IRA for the acquisition of the Shares.

ITEM 4. Purpose of Transaction.

     The Filing Persons acquired the Shares described at Item 5(c) below for investment purposes. The Filing Persons have recently held discussions with the Issuer regarding the possibility of an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or a change in the present board of directors of the Issuer. The Filing Persons have been advised that the Issuer has determined to take no further action with respect to any such corporate


--------
(2) The Shares to which this Schedule relates are non-voting securities; however, the Certificate of Designation relating to the Shares provides that the holders of the Shares voting as a class have the right to elect two additional directors to the board of directors if the Issuer for so long as dividends in an amount equal to dividend payments for four dividend periods remain accrued and unpaid (a "Dividend Payment Default"). The Filing Persons were notified of the occurrence of a Dividend Payment Default on January 15, 1999.

                                                          - Page 5 of 10 Pages -

transaction or change in the board of directors of the Issuer at this time. The Filing Persons intend to continue to consider various alternative courses of action and will in the future take such actions with respect to their respective equity ownership in the Issuer as each Filing Person deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as each Filing Person may deem appropriate. Such actions also may involve the purchase of additional Shares or, alternatively, may involve the sale of all or a portion of the Shares beneficially owned by such Filing Person in the open market or in privately negotiated transactions to one or more purchasers.

     In addition, the Filing Persons, as holders of certain bonds guaranteed by the Issuer, were among a group of creditors of the Issuer that filed an involuntary petition under Chapter 7 of Title 11 of the United States Code (the "Bankruptcy Code") against the Issuer. This involuntary bankruptcy proceeding is currently pending in the United States Bankruptcy Court for the District of Nevada, Las Vegas Division, Chapter 7 Case No. 9910315LDR. It is not yet known whether the Issuer will contest the bankruptcy proceeding or consent to the relief requested.

     Except as described herein, neither Hudson Bay, the General Partner, nor Mr. Lesser has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5. Interests in Securities of the Issuer.

     (a)-(b) As of the date of this filing, Hudson Bay is the record and beneficial owner of 1,984,100 Shares of the Issuer, constituting approximately 22.4% of the outstanding Shares of the Issuer. Through David H. Lesser IRA - Rollover IRA, Mr. Lesser is the record and beneficial owner of 32,000 Shares of the Issuer, constituting approximately 0.4% of the outstanding Shares of the Issuer, and as a result of his affiliation with the General Partner he may also be deemed to beneficially own the 1,984,100 Shares owned by Hudson Bay; Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him. Mr. Lesser has sole voting and dispositive power with respect to the 32,000 Shares owned of record individually by him; he may be deemed to share with Hudson Bay voting and dispositive power over the 1,984,100 Shares owned by Hudson Bay. The General Partner owns no Shares, except indirectly as general partner of Hudson Bay. In addition to the Shares, Hudson Bay is the record and beneficial owner of 53,600 shares of

                                                          - Page 6 of 10 Pages -

common stock, par value $.01 per share, of the Issuer, representing 0.9% of the issued and outstanding shares.

     (c) The following is a description of all transactions in Shares of the Issuer by the Filing Persons effected during the past sixty (60) days:


                               Date of           Number of Shares       Purchase or Sale
Name of Shareholder        Purchase or Sale     Purchased or (Sold)     Price per Share
-------------------        ----------------     -------------------     ---------------
    Hudson Bay                 11/27/98                2,400                0.27000
                               11/30/98               23,500                0.26340
                               12/02/98                9,000                0.20750
                               12/03/98              196,200                0.26970
                               12/04/98               60,400                0.26960
                               12/07/98                7,000                0.20750
                               12/08/98                  600                0.20750
                               12/09/98                2,000                0.20750
                               12/11/98                5,000                0.20750
                               12/21/98                1,200                0.20750
                               12/22/98                4,600                0.20750
                               12/23/98              146,500                0.26720
                               12/24/98               55,000                0.27000
                               12/28/98               23,700                0.26020
                               12/29/98               87,700                0.26630
                               12/30/98               22,900                0.20750
                               12/31/98              343,400                0.26550
                               01/04/99               66,600                0.25860
                               01/05/99                3,500                0.20750
                               01/06/99               77,400                0.26810
                               01/08/99                  700                0.20750
                               01/19/99               31,200                0.20750
                               01/20/99                6,000                0.20750
                               01/21/99                  100                0.20750
                               01/25/99               12,600                0.20750

                                                          - Page 7 of 10 Pages -


     All of the Shares of the Issuer were purchased in open market purchases.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts Arrangements Understanding or Relationships with Respect to Securities of the Issuer

     There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any reporting person or between reporting persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Materials to be Filed as Exhibits

     Exhibit A. Agreement of Joint Filing between Hudson Bay Partners, L.P., and David H. Lesser, dated January 25, 1999.

                                                          - Page 8 of 10 Pages -

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated: January 25, 1999

                                        HUDSON BAY PARTNERS, L.P.

                                        By:  Hudson Bay Partners, Inc.
                                             General Partner

                                             By:   /s/ David H. Lesser
                                                   -----------------------------
                                                   David H. Lesser
                                                   President


                                        By:  /s/ David H. Lesser
                                             -----------------------------------
                                                 David H. Lesser, individually


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                          - Page 9 of 10 Pages -

                                  EXHIBIT INDEX


                                                                      Sequential
Exhibit               Description                                    Page Number
-------               -----------                                    -----------
   A                  Agreement  of Joint  Filing  between
                      Hudson Bay Partners,  L.P. and David
                      H. Lesser; dated January 25, 1999.

                                                         - Page 10 of 10 Pages -

                            AGREEMENT OF JOINT FILING

     Hudson Bay partners, L.P. and David H. Lesser hereby agree that the Statement on Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.


Dated: January 25, 1999

                                        HUDSON BAY PARTNERS, L.P.

                                        By:  Hudson Bay Partners, Inc.
                                             General Partner

                                             By:   /s/ David H. Lesser
                                                   -----------------------------
                                                   David H. Lesser
                                                   President


                                        By:  /s/ David H. Lesser
                                             -----------------------------------
                                                 David H. Lesser, individually